Form 10-K, Exhibit 13
period 1996-12-31
HEALTHSOURCE INC
filed 1997-03-31
CIK 855587

                                                        EXHIBIT 13.1


                          [HEALTHSOURCE, INC. LOGO]

                    HEALTHSOURCE, INC. 1996 ANNUAL REPORT

To Our Shareholders:

     1996 was a challenging year for Healthsource and the industry. Difficult premium pricing conditions combined with greater than expected health care costs, for example for pharmaceuticals, significantly compressed operating margins. We continued to grow at a rapid pace with revenue up 47 percent. Ironically, our investment in rapid growth functionally made it even more challenging to respond to these industry wide conditions. It is more challenging to be assertive on premium pricing and provider contracts when you are in the first year of a relationship. That notwithstanding, by the end of 1996 we put into place a comprehensive plan to address these conditions and position us for the future. The plan included premium price changes, enhanced employer account selectivity, health care cost control initiatives and extensive efforts to reduce administrative costs.

     Although we believe our plan will be successful, given the challenges and risks for the industry and our company, we also kept an open mind on strategic alternatives. When CIGNA approached us and we were able to negotiate a fair price for our company, given the inherent risks and uncertainties, we decided to recommend the merger to our shareholders.

     It is now a bittersweet time for Healthsource. It is admittedly difficult for our committed, enthusiastic employees to easily pass the baton. That being said, we hold CIGNA in the highest regard and believe they will capture the value of the combined companies.

     We think back about what we have built with a great deal of pride. From our company's inception in rural New Hampshire, with literally no resources, we were able to reach the public market in just four years. Our initial public offering price on a split adjusted basis was $2.50 per share. We were then a very small managed care company with revenue of $47.3 million; now, less than 7 1/2 years later, we have become a major force in the industry with annual revenues that will likely exceed $2 billion in 1997. The all cash tender offer price of $21.75 represents an over 30 percent compounded annual rate of return from our initial public offering price. When someone writes the book on entrepreneurism and success in the development of managed care we are confident that there will be a fine chapter about Healthsource. We appreciate your support.



          /s/ Norman C. Payson       /s/ Merwyn Bagan
          ---------------------      -------------------------
          Norman C. Payson, M.D.     Merwyn Bagan, M.D., M.P.H.
          President and Chief        Chairman of the Board
          Executive Officer

                            ------------------------

     Healthsource, Inc., through its subsidiaries, is a geographically diversified provider of a broad range of managed healthcare services. Healthsource owns HMOs operating primarily in the Northeast, the Midwest and the South which offer traditional HMO plans, point-of-service plans, preferred provider organizations and utilization review and managed care services to other healthcare payors including former members of Provident Life and Accident Insurance Company.

                      HEALTHSOURCE, INC. AND SUBSIDIARIES

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                                                                     1996        1995       1994       1993       1992
                                                                  ----------   --------   --------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AND MEMBERSHIP DATA)
STATEMENT OF OPERATIONS DATA(1):
Revenue:
  HMO medical premiums..........................................  $1,238,936   $811,645   $515,639   $239,600   $135,861
  Other insured medical premiums................................     242,535    184,819     16,837     21,190     19,894
  Administrative and managed care fees..........................     232,492    170,233     51,767     30,045     21,831
                                                                  ----------   --------   --------   --------   --------
      Total operating revenue...................................   1,713,963   1,166,697   584,243    290,835    177,586
Expenses:
  Cost of HMO medical premiums..................................   1,000,002    621,888    394,173    178,241    104,003
  Cost of other insured medical premiums........................     202,525    149,396     14,020     17,142     14,980
  Selling, general and administrative:
    HMO and other insured services..............................     240,945    153,326     82,550     39,902     20,855
    Administrative and managed care services....................     194,641    146,340     40,107     23,300     17,874
                                                                  ----------   --------   --------   --------   --------
      Total selling, general and administrative.................     435,586    299,666    122,657     63,202     38,729
  Other charges                                                       53,411       --         --         --         --
  Depreciation and amortization.................................      38,721     24,129     11,254      6,028      3,913
                                                                  ----------   --------   --------   --------   --------
  Operating income(loss)........................................     (16,282)    71,618     42,139     26,222     15,961
Interest income.................................................      24,305     20,823     13,004      6,648      4,646
Interest expense................................................     (12,629)    (5,392)
Equity in income of unconsolidated affiliates...................                             1,670      3,544      3,006
Net income(loss)................................................      (3,940)    56,271     39,044     26,064     16,987
Preferred stock dividends(2)....................................      (1,128)    (4,167)      --         --         --
Net income(loss) applicable to common shareholders..............      (5,068)    52,104     39,044     26,064     16,987
Net income(loss) per common share (3)...........................       (0.08)      0.81       0.62       0.48       0.35
Shares used in calculating net income(loss) per common share
  (3)...........................................................      63,725     64,195     62,818     54,332     48,888
OPERATING STATISTICS-FULLY INSURED HMO(4):
Membership:
  Northern region...............................................     386,200    273,000    200,300    175,800    152,900
  Southern region...............................................     494,800    332,200    197,500    124,000     88,200
                                                                  ----------   --------   --------   --------   --------
      Total.....................................................     881,000    605,200    397,800    299,800    241,100
Average annual hospital bed days per 1,000 members (5):
  Northern region...............................................         234        226        244        254        278
  Southern region...............................................         249        248        248        283        287
Medical loss ratio (6):
  Northern region...............................................        82.2%      77.7%      76.9%      74.8%      76.6%
  Southern region...............................................        79.4%      75.6%      76.1%      77.3%      77.6%
BALANCE SHEET DATA:
Working capital.................................................      63,706    144,470    100,411    127,388     51,772
Total assets....................................................   1,006,900    873,039    424,275    294,924    146,568
Long-term debt..................................................     247,250     95,000       --         --         --
Total shareholders' equity......................................     385,425    488,082    322,484    241,642    119,480

---------------

(1) Acquisitions in all years presented affect the comparability of these amounts. See Note 4 to the financial statements.

(2) The Company paid cash dividends relating to its preferred stock in 1996 and 1995. No cash dividends were paid in any previous periods presented.

(3) Healthsource declared a two-for-one stock split in the form of a 100% stock dividend effective December 15, 1995, a two-for-one stock split in the form of a 100% stock dividend effective March 14, 1994, and a three-for-two stock split in the form of a 50% stock dividend effective December 15, 1992. All share and per share amounts have been restated for the stock splits.

(4) The Northern region includes HMOs operating in New Hampshire, Indiana, Syracuse, NY, Louisville, KY, Maine, Ohio and Massachusetts. The Southern region includes HMOs operating in South Carolina, Tennessee, North Carolina, Arkansas, Georgia and north central Texas. Indiana and Massachusetts are included since the ownership of investments therein were acquired in May 1992 and February 1996, respectively. Arkansas, Georgia, north central Texas, Louisville, KY and Ohio are included since commencement of operations in January 1994, November 1994, January 1995, July 1995 and January 1996, respectively.

(5) Calculated on the basis of average members during the period, excluding mental health and substance abuse days.

(6) Cost of HMO medical premiums for the plans in each region divided by HMO medical premium revenue.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                        CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     GENERAL--The Company has experienced substantial growth since its formation in New Hampshire in 1985. Revenue growth has been accomplished through increasing membership and medical premiums per member and administrative and managed care fees from self-insured employers and through acquisitions. The Company has made acquisitions of health maintenance organization ("HMO") companies resulting in wholly-owned subsidiaries in South Carolina, Tennessee, Maine, Indiana, North Carolina, Syracuse, New York, and Massachusetts. The Company has formed strategic alliances with hospitals to operate HMOs in Arkansas, Georgia, north central Texas, and southwestern Ohio and has formed start-up HMOs in Connecticut, Louisville, Kentucky and Austin, Texas. It also formed a strategic alliance with Chubb Life Insurance Company to operate an HMO ("ChubbHealth") in the metropolitan New York City and northern New Jersey areas. Effective May 1, 1995, the Company acquired the group health, third-party administration and HMO business ("the Provident Transaction") from Provident Life and Accident Insurance Company of America, Inc. for $231 million in cash and preferred stock. To conduct the acquired businesses, the Company organized and capitalized Healthsource Provident Insurance Company to assume the insured business and Healthsource Provident Administrators, Inc. to administer the self-insured business. The Company experienced a decline in average premium yield during 1996 of 4.5% as compared to 1995. 1996 and 1995 average premium yields were as follows:

     REGION                                                12/31/96   12/31/95   % CHANGE
     ------                                                --------   --------   --------
     North...............................................  $137.47    $140.94      (2.5%)
     South...............................................   117.45     122.63      (4.2%)
     Total...............................................   124.94     130.84      (4.5%)

     The Company continues to experience very strong resistance to premium increases by employers and intense price competition from payors, including new entrants. Nonetheless, the Company has generally increased premium yield on its 1997 renewal business whenever practicable to reflect higher underlying healthcare costs. In addition, the Company's overall premium yield is affected by the mix of business volume between its higher yielding Northern Plans and the lower yielding Southern Plans that historically have grown more rapidly. Given the difficult premium pricing environment, the Company's medical loss ratio, and ultimately its profitability, will largely depend upon its ability to control healthcare and administrative costs.

     ACQUISITION DEVELOPMENTS--In February 1997, the Company signed an agreement of merger with CIGNA Corporation providing for the acquisition of the Company at a cash price of $21.75 per share, subject to regulatory and other approvals and conditions. In February, 1996, the Company acquired Central Massachusetts Health Care ("CMHC"), an 80,000 member HMO headquartered in Worcester, Massachusetts. The Massachusetts market is highly penetrated and competitive and CMHC may likely experience financial losses until it can obtain better health care cost controls or better premium pricing. In January 1997, the Company completed its previously announced agreement with Chubb Life Insurance Company of America to acquire the remaining 85% interest in ChubbHealth, a 68,000 member HMO operating in the metropolitan New York/New Jersey market. In June, 1996, the Company acquired Security Assurance Company, a Delaware insurance company licensed in 49 states, at a net cost of $3 million in order to fulfill commitments made in the Provident Transaction and to enable the Company to write its national insured business directly rather than through Provident entities.

     RECENT REDUCTION IN PROFITABILITY; ENROLLMENT LEVELS; REVIEW OF OPERATIONS--The Company's profitability in 1996, exclusive of the non-recurring charges discussed below, is dramatically lower than the similar period in 1995, as a result of the continuing deterioration in health care costs during a period of premium pricing contraction. The Company has sought increases in 1997 premium pricing which has contributed to its reduced enrollment growth rates and sought to strategically exit from certain employer accounts which contributed to its reduced absolute enrollment level as of January 1, 1997. The Company will also attempt to improve its medical loss ratio through initiatives to reduce inappropriate or excessive health care costs. Such initiatives (which may include lower payment levels to providers, new contracting methodologies, and steerage of members more aggressively to more efficient providers, and other measures) may cause the Company's relationship with health care providers to be strained in certain markets. In some markets, however, the Company may have to increase payment levels to providers over 1996 levels. The Company is exploring other methodologies to contain health care costs and reassessing various lines of business and operating units in a review of operations in an attempt to improve profitability in 1997. No assurance can be given that such initiatives will be successful or that health care costs will not continue to increase to even more unacceptable levels.

     FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995--During 1996, the operating results of the Company included $53.4 million in pre-tax non-recurring charges. Of the total, $11.2 million resulted from restructuring charges which include severance, lease buy-outs, and other personnel reduction related charges related to the consolidation and realignment of certain Company operations. In addition, the Company recorded a non-recurring charge of approximately $38 million on a pre-tax basis to cover costs of lower than expected conversion of self-insured lives to HMO membership and estimated costs of investments in certain long-term strategic alliances to provide assistance to hospitals for network start-up inefficiencies. The remaining charges relate to the write-down of certain intangible assets in accordance with FAS 121 which the Company believes were impaired at December 31, 1996.

     Revenue increased 47% to $1.7 billion from $1.2 billion. This increase was largely the result of a 53% increase in HMO medical premium revenue to $1.2 billion from $812 million. The change in HMO medical premium revenue was attributable to: (1) the combined effect of a 42% increase in average membership and a 4.5% decrease in average medical premium yield to $125 per member per month (pmpm) from $131 pmpm at Healthsource New Hampshire (HSNH), Healthsource Tennessee (HSTN), Healthsource Indiana (HSIN), Healthsource South Carolina
(HSSC), Healthsource Maine (HSME), Healthsource North Carolina (HSNC), Healthsource Arkansas (HSAR), Healthsource Savannah (HSSV), and Healthsource New York (HSNY) (collectively "Existing Plans"); (2) a $114 million increase due to the acquisition of Healthsource CMHC ("HSCMHC"); and (3) the commencement of operations of Healthsource North Texas (HSNTX) and Healthsource Ohio (HSOH).

     Additionally, other insured medical premium and administrative and managed care fees increased 31% and 37%, respectively, as a result of the inclusion of the Provident Transaction for an entire year in 1996.

     Cost of HMO medical premiums (health care costs) increased 61% to $1 billion from $622 million. This increase was due to: (1) the combined effect of the 42% increase in average membership with a 1.2% increase in the average cost of medical premiums to $101 pmpm from $100 pmpm at Existing Plans; (2) a $88 million increase due to the acquisition of HSCMHC; and (3) the commencement of operations at HSNTX and HSOH. This 1.2% increase in costs resulted principally from higher outpatient hospital, diagnostic and pharmaceutical costs.

     The cost of HMO medical premiums as a percent of HMO medical premiums (the "medical loss ratio" or "MLR") increased to 80.7% from 76.6% primarily because of the 4.5% decrease in average medical premium yield and the 1.2% increase in average cost of medical premiums at Existing Plans. The divergence between premium pricing (which significantly declined) and health care costs (which increased) was primarily responsible for the Company's significant reduction in profitability. While the difficult premium pricing environment is expected to continue, the Company believes it has generally reversed the premium yield decline for renewals in January of 1997.

     The cost of other insured medical premiums increased to $203 million from $149 million as a result of the Provident Transaction being included for an entire year in 1996.

     Total selling, general and administrative (SG&A) expenses increased to $436 million from $300 million due to acquisitions and the development of existing operations and new businesses. As a percent of total operating revenue, SG&A expenses decreased to 25.4% from 25.7% as a result of a number of factors including change in mix of business where SG&A levels as a percentage of revenue are far lower in fully-insured business than self-insured business where revenue does not include health care expenses.

     SG&A expenses related to HMO, fully-insured medical business and corporate administration increased 57% to $241 million from $153 million. This increase resulted primarily from the SG&A expense associated with the acquisition of HSCMHC, the membership increases at existing HMOs, the commencement of operations at HSNTX and HSOH, development expenses at start-up HMOs and other business development activities. SG&A expenses related to administration and managed care fees increased 33% to $195 million from $146 million due to the inclusion of the Provident Transaction for the entire year in 1996.

     Depreciation and amortization expense increased 60% to $39 million from $24 million primarily due to the amortization expense associated with HSCMHC which was acquired in the first quarter of 1996 and depreciation associated with increased capital purchases.

     Interest expense increased 134% to $12.6 million from $5.4 million as a result of the convertible subordinated notes issued in March 1996.

     FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994--Revenue increased 100% to $1.17 billion from $584 million. The majority of the increase was the result of a 57% increase in HMO medical premium revenue to $812 million from $516 million. The change in HMO medical premium revenue was attributable to: (1) a $131 million increase due to the effect of the acquisition of the remaining interests in HSNC and HSNY, and the acquisition of HMO members in the Provident Transaction ("PHCP"), (2) the combined effect of a 44% increase in average membership and a 3.5% decrease in average medical premium yield to $130 pmpm from $135 pmpm at its subsidiaries HSNH, HSTN, HSME, HSSC, HSAR, and HSIN (collectively "Existing Plans"); and (3) from the commencement of operations of HSSV and Healthsource Kentucky ("HSKY").

     In addition, there was a significant increase in other insured medical premiums to $185 million from $17 million as a result of the acquisition of Provident's fully-insured managed indemnity products and experience rated refundable premium products.

     The remaining revenue increase was due to a 229% increase in administrative and managed care fee revenue to $170 million from $52 million which resulted from the Provident Transaction, continued growth of the Company's self-funded point-of-service ("POS") business in various states, workers' compensation healthcare administration fees in New Hampshire, and the effect of the acquisition of the remaining interest in Healthsource North Carolina Administrators, Inc. ("HSNCA") during 1994.

     Cost of HMO medical premiums increased 58% to $622 million from $394 million. This increase was due to the effect of the acquisition of the remaining interests in HSNC and HSNY, the combined effect of the 44% increase in average membership with a 3.7% decrease in average cost of medical premiums to $99 pmpm from $103 pmpm at Existing Plans, and the commencement of operations of HSSV and HSKY. This 3.7% decrease in costs resulted from lower inpatient and outpatient hospital costs as a result of favored hospital pricing arrangements and global capitation arrangements offsetting increases in diagnostic testing and pharmaceutical costs.

     The Company's medical loss ratio increased to 76.6% from 76.4%. Although the 3.5% decrease in the average premium yield was less than the 3.7% decrease in average cost of medical premiums at Existing Plans, this positive effect was offset by HSNC, HSNY, PHCP, HSSV, and HSKY which combined had higher MLRs than the Existing Plans.

     The cost of other insured medical premiums increased to $149 million from $14 million as a result of the acquisition of Provident's fully-insured managed indemnity products and experience rated refundable premium products.

     Total selling, general and administrative expenses increased to $300 million from $123 million due to acquisitions and the development of existing and new businesses. As a percent of total revenue, SG&A increased to 25.7% from 21.0% as a result of the self-funded business acquired in the Provident Transaction which has inherently higher levels of SG&A expense.

     SG&A expenses related to HMO, fully-insured medical business and corporate administration increased 86% to $153 million from $83 million. This increase was primarily due to the effect of the acquisition of the remaining interests in HSNC and HSNY and the Provident Transaction, the membership increases at Existing Plans and start up of operations at HSSV and HSKY, and other business development activities. SG&A expenses related to administrative and managed care fees increased 265% to $146 million from $40 million due to the Provident Transaction, the effect of the acquisition of the remaining interest in HSNCA and increases in the Company's administrative service businesses serving self-insured POS and managed workers' compensation membership.

     Depreciation and amortization expense increased 114% to $24 million from $11 million due to amortization expense associated with the acquisitions of Provident and the remaining interests in HSNC and HSNY and depreciation associated with increased capital purchases.

     Interest and other income increased 60% to $21 million from $13 million. This increase resulted primarily from the increase in cash, cash equivalents and marketable securities associated with the Provident Transaction, the acquisition of HSNC and continued increases in cash available from operations. The Company incurred interest expense of $5 million in 1995 as a result of borrowings associated with the Provident Transaction.

     The Company had no equity in the income of unconsolidated affiliates for the year ended December 31, 1995 as compared to $1.7 million in the same period in 1994. This decrease occurred because of the Company's acquisition of the remaining interests in HSNC and HSNY which were previously accounted for using the equity method.

     The Company's effective tax rate increased to 35.4% from 31.3% due to the decline of non-taxable interest income as a percentage of total interest income and as a percentage of total operating income.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1996, cash, cash equivalents and marketable securities totaled approximately $260 million, of which $229 million was held by regulated operating companies and, except for permissible dividends, was largely restricted to use in those companies.

     During 1996, the Company generated $74 million of cash from operations and invested approximately $48 million in additional facilities and information technology. The acquisition of HSCMHC resulted in a net cash expenditure of approximately $46 million which was funded from borrowings under the Chase Facility described below.

     On March 8, 1996, the Company completed the sale (through a private offering to institutional investors) of $247 million principal amount of 5% Convertible Subordinated Notes (the "Notes") due 2003. The Notes are convertible into Common Stock of the Company at a price of $46.965 per share. The Company used the net proceeds of the offering to redeem the $100 million face amount of the Company's outstanding 6.25% Class A Cumulative Preferred Stock. The balance of the net proceeds of the offering was used to repay a portion of the outstanding principal balance under the Company's $200 million unsecured revolving credit agreement with Chase Manhattan Bank N.A. as agent ("Chase Facility").

     The Chase Facility is committed through March 15, 2000. At December 31, 1996, the Company had no amount outstanding. Due to certain covenants taking effect in March 1998, the effective availability of the Chase Facility is approximately $100 million.

     The principal and interest on the Notes is by their terms subordinated in right of payment to principal and interest on substantially all existing and future debt (including debt under the Chase Facility) incurred by the Company ("Senior Debt"). As of December 31, 1996, the Company had no Senior Debt. As of such date, the Company's subsidiaries had aggregate liabilities of approximately $342 million, to which the Notes are also structurally subordinated.

     In January 1997, the Company completed the acquisition of the 85% interest in ChubbHealth, Inc. which it did not already own in exchange for a cash payment of $25.3 million. The Company may be required to contribute an additional $6 million to ChubbHealth under terms of the agreement. The Company funded the purchase with cash from operations.

     The Company believes that its existing cash balances and cash flow generated by its wholly-owned plans coupled with the amounts available for borrowing under the Chase Facility are adequate to fund its existing operations and commitments.

EFFECTS OF INFLATION

     Medical premiums and the costs of medical premiums (healthcare costs) generally increase at higher rates than the overall rates of inflation in the economy. Accordingly, the Company must use strong utilization management techniques and tight provider contracting strategies to counteract inflationary trends in healthcare costs and, given the recent phenomenon of declining premium levels, any failure to adequately control healthcare costs could substantially increase the Company's medical loss ratio and decrease the Company's net income.

             Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations concerning future premium pricing levels, future MLR levels, the Company's ability to control healthcare and SG&A costs and all other statements that are not historical facts are forward looking statements; actual results may differ materially from those projected in the forward looking statements which statements involve risks and uncertainties, including but not limited to, the following: that increased regulation will increase healthcare expenses; that increased competition in the Company's markets, changes in product mix or other factors will unexpectedly reduce premium yield; that the Company will be unable to close sufficient global capitation arrangements with key providers; that healthcare costs in any given period may be greater than expected due to unexpected incidence of major cases, natural disasters, epidemics, changes in physician practices, and new technologies; and that the Company will be unable to close acquisitions of other HMOs and healthcare financing companies on satisfactory terms in key markets. Shareholders are also directed to the other risks discussed in the Company's Annual Report on Form 10-K and in other documents filed by the Company with the Securities and Exchange Commission.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Healthsource, Inc.
Hooksett, New Hampshire

     We have audited the accompanying consolidated balance sheets of Healthsource, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Healthsource, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 26, 1997
 (February 28, 1997 as to Note 15)

                       HEALTHSOURCE, INC. & SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                                                          1996          1995
                                                                       ----------     --------
                                                                           (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents..........................................  $  125,017     $121,467
  Marketable securities (Notes 3 and 12).............................      25,135       34,301
  Premiums and administrative fees receivable (Note 12)..............      55,984       66,103
  Self-insured claims payments receivable (Note 12)..................      52,237       51,768
  Restricted investments (Notes 3, 9, and 12)........................     108,136      123,871
  Other current assets...............................................      62,361       29,986
                                                                       ----------     --------
     Total current assets............................................     428,870      427,496
Long-term marketable securities (Notes 3 and 12).....................     110,049       68,357
Property and leasehold improvements--net (Note 5)....................     130,795      103,611
Restricted investments (Notes 3, 9, and 12)..........................      11,072        8,099
Intangible assets (Note 4)...........................................     301,704      254,886
Other assets.........................................................      24,410       10,590
                                                                       ----------     --------
     Total assets....................................................  $1,006,900     $873,039
                                                                        =========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Medical claims payable (Note 12)...................................  $  175,481     $152,649
  Accounts payable and accrued expenses..............................     137,639       85,678
  Estimated liability under retrospective refund agreements..........      33,463       35,623
  Deferred revenue...................................................      16,158        7,489
  Other current liabilities..........................................       2,423        1,587
                                                                       ----------     --------
     Total current liabilities.......................................     365,164      283,026
Revolving note payable (Note 6)......................................      --           95,000
Convertible subordinated notes (Notes 7 and 15)......................     247,250        --
Other liabilities....................................................       9,061        6,931
                                                                       ----------     --------
     Total liabilities...............................................     621,475      384,957
Commitments and contingencies (Note 9)
Shareholders' equity (Note 11):
  Preferred stock--10,000 shares authorized, 0 and 1,000 issued and
     outstanding--$100 stated value (Note 4).........................      --          100,000
  Common stock--$.10 par value--800,000 shares authorized, 63,795 and
     63,581 issued and outstanding...................................       6,380        6,358
  Additional paid-in capital.........................................     224,778      221,048
  Retained earnings..................................................     154,479      159,547
  Unrealized gain (loss) on marketable securities (Note 3)...........        (212)       1,129
                                                                       ----------     --------
Total shareholders' equity...........................................     385,425      488,082
                                                                       ----------     --------
Total liabilities and shareholders' equity...........................  $1,006,900     $873,039
                                                                        =========     ========

                 See notes to consolidated financial statements

                       HEALTHSOURCE, INC. & SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                             1996           1995          1994
                                                             ----           ----          ----
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  HMO medical premiums..................................  $1,238,936     $  811,645     $515,639
  Other insured medical premiums........................     242,535        184,819       16,837
  Administrative and managed care fees..................     232,492        170,233       51,767
                                                          ----------     ----------     --------
       Total operating revenue..........................   1,713,963      1,166,697      584,243
                                                          ----------     ----------     --------
Expenses:
  Cost of HMO medical premiums..........................   1,000,002        621,888      394,173
  Cost of other insured medical premiums................     202,525        149,396       14,020
  Selling, general and administrative:
     HMO and other insured services.....................     240,945        153,326       82,550
     Administrative and managed care services...........     194,641        146,340       40,107
                                                          ----------     ----------     --------
       Total selling, general and administrative........     435,586        299,666      122,657
                                                          ----------     ----------     --------
  Other charges (Note 13)...............................      53,411         --            --
  Depreciation and amortization.........................      38,721         24,129       11,254
                                                          ----------     ----------     --------
     Total operating expenses...........................   1,730,245      1,095,079      542,104
                                                          ----------     ----------     --------
     Operating income (loss)............................     (16,282)        71,618       42,139
     Interest income....................................      24,305         20,823       13,004
     Interest expense...................................     (12,629)        (5,392)       --
                                                          ----------     ----------     --------
       Interest income, net.............................      11,676         15,431       13,004
Income (loss) before equity in income of unconsolidated
  affiliates and provision for income taxes.............      (4,606)        87,049       55,143
Equity in income of unconsolidated affiliates...........      --             --            1,670
                                                          ----------     ----------     --------
Income (loss) before provision for income taxes.........      (4,606)        87,049       56,813
Provision (benefit) for income taxes (Note 8)...........        (666)        30,778       17,769
                                                          ----------     ----------     --------
     Net income (loss)..................................  $   (3,940)    $   56,271     $ 39,044
                                                          ==========     ==========     ========
Preferred stock dividends...............................      (1,128)        (4,167)       --
                                                          ----------     ----------     --------
Net income (loss) applicable to common shareholders.....  $   (5,068)    $   52,104     $ 39,044
                                                          ==========     ==========     ========
Net income (loss) per common share:.....................  $    (0.08)    $     0.81     $   0.62
Weighted average number of common and common equivalent
  shares outstanding:...................................      63,725         64,195       62,818

                 See notes to consolidated financial statements

                       HEALTHSOURCE, INC. & SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                             1996          1995          1994
                                                             ----          ----          ----
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss)......................................  $  (3,940)    $  56,271     $ 39,044
  Adjustment to reconcile net income to net cash provided
     by operating activities:
          Depreciation and amortization..................     38,721        24,129       11,254
  Changes in assets and liabilities net of the effects of
     acquisitions:
          Premiums and administrative fees receivable....     12,797       (20,316)      (3,778)
          Other current assets...........................    (32,095)       (9,156)      (7,244)
          Medical claims payable.........................        963        (5,062)       6,004
          Accounts payable and accrued expenses..........     49,374         2,247        8,541
          Deferred revenue...............................      8,146         2,456       (1,570)
                                                           ---------     ---------     --------
               Net cash provided by operating
                 activities..............................     73,966        50,569       52,251
                                                           ---------     ---------     --------
  Cash flows from investing activities:
     Decrease (increase) in marketable securities........    (16,721)      119,448      (29,545)
     Investment in affiliates, net of cash acquired......    (60,433)     (159,165)       7,831
     Additions to property and leasehold improvements....    (48,357)      (55,357)     (23,253)
     Decrease (increase) in other assets and restricted
       investments.......................................     (1,058)        2,162       (5,742)
                                                           ---------     ---------     --------
       Net cash used for investing activities............   (126,569)      (92,912)     (50,709)
                                                           ---------     ---------     --------
Cash flows from financing activities:
  Issuance of convertible subordinated notes.............    247,250        --            --
  Net borrowings (repayment) under revolving note
     payable.............................................    (95,000)       95,000        --
  Redemption of preferred stock..........................   (100,000)       --            --
  Issuance of common stock...............................      2,901         5,727        1,642
  Preferred stock dividends..............................     (1,128)       (4,167)       --
  Increase (decrease) in other liabilities...............      2,130            57         (299)
  Investment by minority shareholder.....................     --            --               79
                                                           ---------     ---------     --------
       Net cash provided by financing activities.........     56,153        96,617        1,422
                                                           ---------     ---------     --------
Increase in cash and cash equivalents....................      3,550        54,274        2,964
Balance, beginning of year...............................    121,467        67,193       64,229
                                                           ---------     ---------     --------
Balance, end of year.....................................  $ 125,017     $ 121,467     $ 67,193
                                                           =========     =========     ========
Supplemental disclosure of cash flow information:
  Income taxes paid......................................  $  16,911     $  23,955     $ 16,537
  Interest paid..........................................      8,569         5,331        --

Supplemental disclosure of non-cash transactions:
  In 1995, the Company issued $100 million in 6.25% cumulative preferred stock in connection with the Provident acquisition (See Note 4).

  In 1994, the Company issued 1,242,000 shares of the Company's common stock, which were valued at $39.2 million, in connection with the Healthsource Health Plans, Inc. acquisition (See Note 4).

                 See notes to consolidated financial statements

                       HEALTHSOURCE, INC. & SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                                   UNREALIZED
                             PREFERRED STOCK         COMMON STOCK      ADDITIONAL                GAIN (LOSS) ON
                           --------------------    ----------------     PAID-IN      RETAINED      MARKETABLE       SHAREHOLDERS'
                           SHARES      AMOUNT      SHARES    AMOUNT     CAPITAL      EARNINGS      SECURITIES          EQUITY
                           -------    ---------    ------    ------    ----------    --------    ---------------    -------------
                                                                       (IN THOUSANDS)
Balance, January 1,
  1994...................    --          --        29,736    $2,974     $170,269     $ 68,399        --               $ 241,642
Stock issued in
  connection with HSHP
  acquisition............    --          --         1,242       124       39,098        --           --                  39,222
Exercise of stock
  options................    --          --           302        30        4,096        --           --                   4,126
Unrealized loss on
  marketable
  securities.............    --          --          --        --         --            --            (1,550)            (1,550)
Net income...............    --          --          --        --         --           39,044        --                  39,044
                            ------    ---------    ------    ------     --------     --------        -------          ---------
Balance, December 31,
  1994...................    --          --        31,280     3,128      213,463      107,443         (1,550)           322,484
Stock issued in
  connection with
  Provident
  acquisition............    1,000      100,000      --        --         --            --           --                 100,000
Preferred stock
  dividends..............    --          --          --        --         --           (4,167)       --                  (4,167)
Exercise of stock
  options................    --          --           511        51       10,764        --           --                  10,815
Unrealized gain on
  marketable
  securities.............    --          --          --        --         --            --             2,679              2,679
Stock split..............    --          --        31,790     3,179       (3,179)       --           --                 --
Net income...............    --          --          --        --         --           56,271        --                  56,271
                            ------    ---------    ------    ------     --------     --------        -------          ---------
Balance, December 31,
  1995...................    1,000      100,000    63,581     6,358      221,048      159,547          1,129            488,082
Preferred stock
  dividends..............    --          --          --        --         --           (1,128)       --                  (1,128)
Preferred stock
  redemption.............   (1,000)    (100,000)     --        --         --            --           --                (100,000)
Exercise of stock
  options................    --          --           214        22        3,730        --           --                   3,752
Unrealized loss on
  marketable
  securities.............    --          --          --        --         --            --            (1,341)            (1,341)
Net income (loss)........    --          --          --        --         --           (3,940)       --                  (3,940)
                            ------    ---------    ------    ------     --------     --------        -------          ---------
Balance,
December 31, 1996........    --       $  --        63,795    $6,380     $224,778     $154,479        $  (212)         $ 385,425
                            ======    =========    ======    ======     ========     ========        =======          =========

                 See notes to consolidated financial statements

                       HEALTHSOURCE, INC. & SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND NATURE OF BUSINESS

     Healthsource, Inc. and its subsidiaries (together referred to as the "Company") operate in a single business segment, managed healthcare, and provide a broad range of managed healthcare products and services through various subsidiaries. The Company owns health maintenance organizations ("HMOs") in New England, upstate New York, and the Central, Southeastern and South Central United States and acquired the group health, HMO and third-party administration business of Provident Life and Accident Insurance Company of America ("Provident") of Chattanooga, Tennessee in May 1995 (the Provident Transaction). The Company also provides managed care and administration services directly to other health care payors.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Healthsource, Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Investments in entities in which ownership interests range from 20% to 50% and in which the Company exercises significant influence are accounted for by the equity method. Interests of other investors in the Company's majority-owned entities are accounted for as minority interests and are included in other liabilities for financial reporting purposes.

     CASH AND CASH EQUIVALENTS -- The Company considers all money market deposits and instruments, repurchase agreements, remarketed preferred stock, certificates of deposit and U.S. Government obligations with original maturities of three months or less to be cash equivalents.

     MARKETABLE SECURITIES -- The Company has adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). The Company's investment portfolio is comprised principally of debt securities. The Company classifies its securities as "available-for-sale" and records them at market value. The difference between cost and market, net of the related tax effect, has been reflected as a separate component of shareholders' equity. The carrying value of investments sold is determined on a specific identification basis.

     PROPERTY AND LEASEHOLD IMPROVEMENTS -- Property and leasehold improvements are stated at cost. Depreciation of property is computed using straight-line and accelerated methods over the estimated useful lives of the related assets, principally five to seven years. Depreciation of building and improvements is computed using the straight-line method over the estimated useful life of forty years. Amortization of leasehold improvements and assets under capital leases is computed using the straight-line method over the shorter of the estimated useful lives or the related lease terms.

     INTANGIBLE ASSETS -- Intangible assets consist of costs in excess of net assets acquired, covenants not to compete, hospital services agreements, physician networks and acquired membership lists. The costs in excess of net assets acquired are amortized over various periods not exceeding forty years using a straight-line method. The other intangible assets are amortized using a straight-line method over their estimated useful lives ranging from three to fifteen years. The Company continually evaluates the recoverability of goodwill using methods consistent with the provisions of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121").

     MEDICAL CLAIMS PAYABLE -- Reported claims expected to be paid after the balance sheet date for services provided to members prior to the balance sheet date are recorded as liabilities. Claims for services provided to members during the financial reporting period which are unreported at the balance sheet date are also recorded as liabilities based on the Company's claims experience. The amounts are based upon estimates of the ultimate net cost of such services provided.

                       HEALTHSOURCE, INC. & SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     RETROSPECTIVE REFUND AGREEMENTS -- The liability for retrospective refund agreements and the retrospective refund credits due and accrued represent estimated amounts to be either refunded to group contract holders or used to stabilize future premiums based on formulas which compare a group's claims experience to premiums paid.

     PHYSICIAN RISK WITHHOLDING -- The cost of medical premiums (including the portion of the physicians' fees withheld) are charged to expense as incurred, and amounts withheld from physicians are recorded as liabilities. Amounts to be returned to physicians are reviewed periodically, and any amounts not returned under the risk-sharing arrangement are recorded as reductions of the cost of medical premiums and corresponding reductions of the related liability for physician risk withholding.

     REVENUE -- HMO medical premium revenue and other insured medical premium revenue are recognized in the month in which members are entitled to receive health care services; other insured medical premiums are reported net of retrospective refunds. Medical premiums collected in advance are recorded as deferred revenue. Administrative and managed care fees are recognized in the period that claims processing and other managed care services are provided to self-funded clients. Revenue from management service agreements is recognized in the period for which the Company performs the services.

     COST OF HMO MEDICAL PREMIUMS -- Cost of HMO medical premiums includes the costs of all medical services delivered to enrolled members of the Company's majority-owned HMOs and for whom the entities have recorded HMO medical premium revenue during the reporting period. These costs include payments for specific medical services and for capitation. The cost of specific medical services include those paid to physicians, hospitals, and other health care providers on a fee-for-service basis. These costs include claims paid, claims in process and pending, estimates of unreported claims, estimates of contractual adjustments pursuant to hospital and other provider contracts, and charges at the balance sheet date for which the Company will be responsible. Adjustments to prior period estimates are reflected in the current period and are not significant. The costs of capitation (fixed monthly payments per member) include payments to certain physicians, hospitals, laboratories, pharmaceutical and mental health care providers.

     COST OF OTHER INSURED MEDICAL PREMIUMS -- Cost of other insured medical premiums includes the costs of all medical services delivered to enrolled members of the Company's non-HMO medical plans for whom the entities have recorded medical premium revenue during the reporting period. These costs include claims paid, claims in process and claims pending, and estimates of unreported claims and charges at the balance sheet date for which the Company will be responsible. Adjustments to prior period estimates are reflected in the current period and are not significant.

     REINSURANCE -- The Company's operating subsidiaries are covered under medical reinsurance agreements that provide partial coverage for medical services in excess of certain amounts. Reinsurance premiums, net of recoveries are included in the cost of medical premiums.

     SELLING, GENERAL & ADMINISTRATIVE (SG&A) EXPENSE -- HMO and other insured SG&A expense includes the costs recognized by the Company and its majority-owned entities: (1) to market and administer the delivery of medical services for which the Company is at risk; (2) to develop and administer its management services agreements and (3) to develop new product offerings, negotiate new provider agreements and costs incurred to enter new markets. Administrative and managed care fees SG&A expense includes the costs recognized by the Company and its majority-owned entities to market and administer the delivery of medical services for self-insured clients. Corporate SG&A is included within HMO and other insured SG&A expense.

     INCOME TAXES -- The Company and its majority-owned subsidiaries file consolidated federal, New Hampshire, and Maine income tax returns. All other state income tax returns are filed on a separate company basis.

                       HEALTHSOURCE, INC. & SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

     NET INCOME (LOSS) PER COMMON SHARE -- Net income (loss) per common share for all periods presented was computed by dividing net income (loss) less preferred dividends by the weighted average number of shares outstanding during each respective period after giving effect to a two-for-one stock split effected in the form of a 100% stock dividend payable to shareholders December 15, 1995. Stock options, if dilutive, are included as common stock equivalents.

     RISKS AND UNCERTAINTIES -- The Company's business could be impacted by continuing price pressure on new and renewal business, the Company's ability to effectively control healthcare costs, additional competitors entering the Company's markets, federal and state legislation in the area of healthcare reform and governmental licensing regulations of HMOs and insurance companies. Changes in these areas could adversely impact the Company's operations in the future.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     IMPAIRMENT OF LONG-LIVED ASSETS -- The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets. See Note 13.

     STOCK-BASED COMPENSATION -- Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") became effective in 1996. As permitted by SFAS 123, the Company has elected to continue to account for stock-based compensation to employees under APB Opinion No. 25. See Note 11.

     RECLASSIFICATIONS -- Acquisitions in all years presented affect the comparability of amounts, most notably in 1995, where other insured medical premiums, cost of other insured medical premiums and a significant portion of administrative and managed care fees SG&A are impacted and relate primarily to the Provident Transaction. Accordingly, certain prior year amounts have been reclassified to conform with the current presentation.

                       HEALTHSOURCE, INC. & SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3.  MARKETABLE SECURITIES AND RESTRICTED INVESTMENTS

     The Company's investment portfolio consisted of the following securities which were classified as "available for sale" at December 31, 1996:

                                                 MARKET     UNREALIZED    UNREALIZED    AMORTIZED
                                                 VALUE         GAIN          LOSS         COST
                                                --------    ----------    ----------    ---------
                                                                 (IN THOUSANDS)
     Current Assets:
       Marketable Securities:
          Municipal Tax Exempt Bonds..........  $ 18,386      $   84        $  --       $  18,302
          Other...............................     6,749       --              38           6,787
                                                --------      ------        -----       ---------
            Total.............................    25,135          84           38          25,089
                                                --------      ------        -----       ---------
       Restricted Investments:
          Municipal Tax Exempt Bonds..........    87,110          412        --            86,698
          US Government and Agencies..........    11,099       --             203          11,302
          Other...............................     9,927       --             145          10,072
                                                --------      ------        -----       ---------
            Total.............................   108,136         412          348         108,072
                                                --------      ------        -----       ---------
     Non-current assets:
       Marketable Securities:
          US Government and Agencies..........    12,449       --              67          12,516
          Municipal Tax Exempt Bonds..........    87,996         295        --             87,701
          Other...............................     9,604       --             112           9,716
                                                --------      ------        -----       ---------
            Total.............................   110,049         295          179         109,933
                                                --------      ------        -----       ---------
       Restricted Investments:
          US Government and Agencies..........     7,746          52        --              7,694
          Municipal Tax Exempt Bonds..........     2,188          23        --              2,165
          Other...............................     1,138       --           --              1,138
                                                --------      ------        -----       ---------
            Total.............................    11,072          75        --             10,997
                                                --------      ------        -----       ---------
       Total Available for Sale...............  $254,392      $  866         $565       $ 254,091
                                                ========      ======        =====       =========

     The Company's investment portfolio consisted of the following securities which were classified as "available for sale" at December 31, 1995:

                                                 MARKET     UNREALIZED    UNREALIZED    AMORTIZED
                                                 VALUE         GAIN          LOSS         COST
                                                --------    ----------    ----------    ---------
                                                                 (IN THOUSANDS)
     Current Assets:
       Marketable Securities:
          Municipal Tax Exempt Bonds..........  $ 23,992      $  136         $ 32       $  23,888
          Other...............................    10,309       --             119          10,428
                                                --------       -----        -----        --------
            Total.............................    34,301         136          151          34,316
                                                --------       -----        -----        --------
       Restricted Investments:
          Taxable Municipal Bonds.............    45,187            2           15         45,200
          Municipal Tax Exempt Bonds..........    48,208         579        --             47,629
          Other...............................    30,476       --           --             30,476
                                                --------       -----        -----        --------
            Total.............................   123,871         581           15         123,305
                                                --------       -----        -----        --------

                       HEALTHSOURCE, INC. & SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                                 MARKET     UNREALIZED    UNREALIZED    AMORTIZED
                                                 VALUE         GAIN          LOSS         COST
                                                --------    ----------    ----------    ---------
                                                                 (IN THOUSANDS)
     Non-current assets:
       Marketable Securities:
          US Government and Agencies..........     2,852            7        --             2,845
          Municipal Tax Exempt Bonds..........    62,072        1,104           57         61,025
          Other...............................     3,433       --               44          3,477
                                                --------       ------        -----      ---------
            Total.............................    68,357        1,111          101         67,347
                                                --------       ------        -----      ---------
       Restricted Investments:
          US Government and Agencies..........     4,503          119            2          4,386
          Municipal Tax Exempt Bonds..........     1,248       --            --             1,248
          Other...............................     2,348           16        --             2,332
                                                --------       ------        -----      ---------
            Total.............................     8,099          135            2          7,966
                                                --------       ------        -----      ---------
       Total Available for Sale...............  $234,628       $1,963        $ 269      $ 232,934
                                                ========       ======        =====      =========

     Proceeds from sales of "available-for-sale" securities during 1996 and 1995 were $608.4 million and $27.5 million, respectively. Realized gains (losses) on these sales totaled ($0.6) and $0.4 million for 1996 and 1995, respectively.

     Maturities of investments are as follows at December 31, 1996 (in thousands):

                                                                     MARKET      AMORTIZED
                                                                     VALUE         COST
                                                                    --------     ---------
     Available-for-Sale:
       Within One Year............................................  $ 41,537     $  41,406
       One Through Five Years.....................................   110,867       110,918
       After Five Through Ten Years...............................    95,334        95,054
       After Ten Years............................................     6,654         6,713
                                                                    --------     ---------
                                                                    $254,392     $ 254,091
                                                                    ========     =========

4.  ACQUISITIONS

     The Company's intangible assets were acquired as the result of various acquisitions. At December 31, 1996 and 1995, the Company's intangible assets consisted of the following:

                                                                      1996         1995
                                                                    --------     --------
                                                                       (IN THOUSANDS)
     Identifiable intangible assets...............................  $ 67,325     $ 20,053
     Cost in excess of net assets acquired........................   268,159      255,191
                                                                    --------     --------
     Total intangible assets......................................   335,484      275,244
     Less accumulated amortization................................   (33,780)     (20,358)
                                                                    --------     --------
     Intangible assets, net.......................................  $301,704     $254,886
                                                                    ========     ========

     Identifiable intangible assets consist of covenants not to compete, membership lists, hospital services agreements and physician networks which are being amortized over estimated useful lives ranging from three to fifteen years based on formal valuation studies. The final valuation study for Healthsource CMHC is not yet complete. Amortization expense for the years ended December 31, 1996, 1995, and 1994 was $14.3 million, $9.3 million, and $4.7 million, respectively.

                       HEALTHSOURCE, INC. & SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     1996 ACQUISITION -- Effective February 1, 1996, the Company acquired substantially all of the HMO assets of Central Massachusetts Health Care, Inc. (now called "Healthsource CMHC" ("HSCMHC")) for approximately $46.5 million in cash, subject to post closing purchase price adjustments.

     1995 ACQUISITION -- Effective May 1, 1995, the Company acquired the group health, HMO and third party administration business of Provident for $231 million in cash and securities. The Company paid cash of $131 million and issued to Provident non-convertible cumulative preferred stock with a face value of $100 million. The Company redeemed the preferred stock in March 1996. The transaction was accounted for as a purchase. See Note 7.

     1994 ACQUISITIONS -- On January 13, 1994, the Company acquired the remaining 60.2% interest in Healthsource Maine, Inc. ("HSME"). Under the terms of the agreement, the Company made a cash payment of $11.5 million in exchange for all of the shares of HSME which it did not already own. The transaction was accounted for as a purchase.

     On March 31, 1994, the Company acquired the remaining 69.9% of Healthsource Health Plans, Inc. ("HSHP"), the parent company of Healthsource North Carolina, Inc. ("HSNC"). Under the terms of the agreement, HSHP shareholders received approximately 1.24 million shares of the Company's common stock. In addition, certain existing options held by HSHP management were converted at the same ratio to options to purchase approximately 153,000 shares of Healthsource common stock with an exercise price of approximately $4.60 per share. The transaction was accounted for as a purchase. The number of shares and option price per share have not been adjusted for subsequent stock splits.

     In November 1994, the Company completed a cash tender offer to purchase the remaining 60% interest in Healthsource New York, Inc. (formerly CNY Patient's Network, Inc.), the parent company of Healthsource HMO of New York ("HSNY") which resulted in a total purchase price of approximately $11 million. The transaction was accounted for as a purchase.

     The following unaudited pro forma consolidated statement of operations information assumes the Provident Transaction and the HSCMHC acquisition had occurred on January 1, of each year.

                                                                    1996           1995
                                                                 ----------     ----------
                                                                 (IN THOUSANDS, EXCEPT PER
                                                                        SHARE DATA)
     Revenue...................................................  $1,724,386     $1,439,687
     Operating income (loss)...................................     (17,579)        69,720
     Net income (loss).........................................      (4,787)        55,267
     Net income (loss) per common share:.......................  $    (0.09)    $     0.76

5.  PROPERTY AND LEASEHOLD IMPROVEMENTS

     Property and leasehold improvements at December 31, 1996 and 1995 consisted of the following:

                                                                      1996         1995
                                                                    --------     --------
                                                                       (IN THOUSANDS)
     Land.........................................................  $ 10,516     $  5,913
     Building and improvements....................................    23,530       13,886
     Furniture, fixtures and equipment............................   111,210       85,271
     Purchased computer software..................................    31,290       21,314
     Leasehold improvements.......................................     5,360        6,065
                                                                    --------     --------
          Total...................................................   181,906      132,449
     Less accumulated depreciation and amortization...............   (51,111)     (28,838)
                                                                    --------     --------
          Property and leasehold improvements--net................  $130,795     $103,611
                                                                    ========     ========

     Depreciation and amortization expense for the years ended December 31, 1996, 1995, and 1994 was $24.4 million, $14.9 million, and $6.5 million, respectively.

                       HEALTHSOURCE, INC. & SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6.  REVOLVING NOTE PAYABLE

     The Company has a $200 million unsecured revolving credit agreement with a bank syndicate which is committed through March 15, 2000. Interest under this revolving credit facility may range between LIBOR plus .2% and LIBOR plus .45% depending upon the Company's ratio of indebtedness to total capital. In connection with the agreement, the Company is required to maintain certain minimum financial ratios and other covenants. Management believes the Company to be in compliance with all covenants under this agreement. At December 31, 1996 the Company had no amount outstanding under this facility. The interest rate at December 31, 1996 was approximately 6.0%.

7.  CONVERTIBLE SUBORDINATED NOTES

     On March 8, 1996, the Company completed the sale (through a private offering to institutional investors) of $247 million principal amount of 5% Convertible Subordinated Notes due 2003. The notes may be converted into common stock at a conversion price of $46.965 per share and are redeemable, in whole or in part, at the option of the Company at any time after March 1, 1999. The proceeds of the sale were used to redeem the outstanding $100 million preferred stock issued in conjunction with the Provident Transaction and to repay a portion of the amount owed under the revolving note payable. See Note 4.

8.  INCOME TAXES

     The provision (benefit) for income taxes was comprised of the following:

                                                             1996        1995        1994
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
     Current:
       Federal............................................  $ 7,302     $25,190     $17,000
       State..............................................      532       2,862       2,613
                                                            --------    -------     -------
          Total current...................................    7,834      28,052      19,613
                                                            --------    -------     -------
     Deferred:
       Federal............................................   (7,490)      2,640      (1,651)
       State..............................................   (1,010)         86        (193)
                                                            --------    -------     -------
          Total deferred..................................   (8,500)      2,726      (1,844)
                                                            --------    -------     -------
          Total provision (benefit).......................  $  (666)    $30,778     $17,769
                                                            ========    =======     =======

     Deferred income tax expense arose from differences between the reported amounts of assets and liabilities and their tax bases provided for in accordance with FAS 109.

     Deferred tax assets and liabilities were not material individually or in the aggregate and are included in other current assets, other assets, other current liabilities, and other liabilities for financial reporting purposes.

     The difference between the Company's effective income tax rate and the federal statutory rate is reconciled below:

                                                              1996         1995        1994
                                                              -----        ----        ----
     Federal statutory rate.................................  (35.0)%      35.0%       35.0%
     State income taxes.....................................    5.2         2.1         1.6
     Net operating losses of majority-owned affiliates not
       currently available for benefit......................   42.2         --          --
     Non-taxable income.....................................  (48.4)       (3.9)       (6.6)
     Non-deductible expenses and other......................   21.5         2.2         1.3
                                                              -----        ----        ----
     Effective income tax rate..............................  (14.5)%      35.4%       31.3%
                                                              =====        ====        ====

                       HEALTHSOURCE, INC. & SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

9.  COMMITMENTS AND CONTINGENCIES

     ACQUISITIONS -- In January 1997, the Company acquired the remaining 85% interest in ChubbHealth, Inc. Under the terms of the agreement, the Company made a cash payment of $25.3 million in exchange for all of the shares of ChubbHealth, Inc. which it did not already own. The Company may be required to contribute an additional $6 million to ChubbHealth, Inc. under terms of the agreement. The transaction was accounted for as a purchase.

     REGULATORY REQUIREMENTS -- The Company's affiliated HMOs and insurance companies are subject to various regulatory requirements including maintenance of minimum statutory net worth. At December 31, 1996 the Company believes that it was in compliance with all such requirements. Certain wholly-owned and majority-owned subsidiaries are required to maintain restricted investments in the amount of approximately $119 million which includes approximately $108 million placed in a temporary trust to cover claims payments associated with the Provident Transaction until such time as the policies acquired are novated to the Company from the Provident.

     LEGAL PROCEEDINGS -- The Company is involved in legal actions in the ordinary course of business. Although the outcome of any such legal actions cannot be predicted, in the opinion of management there are no legal proceedings pending against or involving the Company, the outcome of which is likely to have a material adverse effect upon the consolidated financial position or results of operations of the Company.

     SHAREHOLDER RIGHTS -- During 1996, the Company adopted a Rights Agreement pursuant to which each shareholder upon any person or group acquiring ownership of 20% or greater of the outstanding Common Stock may purchase additional shares of Common Stock at half of market value.

     EMPLOYEE BENEFIT PLANS -- The Company sponsors various defined contribution retirement plans covering substantially all full-time employees. The Company matches employee contributions to a maximum of 3% of compensation. Expense related to these plans amounted to $2.1 million, $1.7 million, and $0.4 million in 1996, 1995 and 1994, respectively.

     LEASES -- The Company leases certain equipment and premises under noncancellable operating leases. Rent expense under all operating leases was $13.5 million, $10.9 million, and $3.4 million for the years ended December 31, 1996, 1995 and 1994, respectively.

     At December 31, 1996, future minimum annual lease payments under noncancellable operating leases are as follows:

                                                                          OPERATING
                                                                            LEASES
                                                                        --------------
                                                                        (IN THOUSANDS)
          1997........................................................      $13,534
          1998........................................................       12,483
          1999........................................................        9,251
          2000........................................................        5,757
          2001........................................................        3,677
          2002 and thereafter.........................................       12,383

10.  RELATED PARTY TRANSACTIONS

     Under the terms of various management services agreements, the Company provided services to previously unconsolidated affiliates. Additionally, several members of the Board of Directors are also physicians who provide services to a wholly-owned subsidiary under a standard agreement used for all physicians, and two hospitals who are minority shareholders of each of two of the Company's consolidated subsidiaries also provide services under standard provider agreements.

                       HEALTHSOURCE, INC. & SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

11.  STOCK OPTION PLANS

     The Company, with the approval of the shareholders, has three Non-Qualified Stock Option Plans for employees and two Non-Qualified Stock Option Plans for non-employee directors (the "Plans"). Options granted to employees may be designated by the Company as qualified or non-qualified at the date of grant. Under the provisions of the employee plan, the Company is entitled to grant annually an amount equal to 1 1/2% of the number of outstanding shares on the preceding December 31 plus any unused amounts from prior periods. Each option is convertible into one share of common stock of the Company and may be awarded to employees of the Company and its subsidiaries and non-employee directors of the Company at a purchase price of at least 110% of the fair market value of the stock as of the date of grant. Options may be exercised in accordance with the terms and conditions of each grant. Information concerning options outstanding for 1996, 1995 and 1994, is as follows:

                                                 1996                  1995                  1994
                                          ------------------    ------------------    ------------------
                                                    WEIGHTED              WEIGHTED              WEIGHTED
                                                    AVERAGE               AVERAGE               AVERAGE
                                                    EXERCISE              EXERCISE              EXERCISE
                                          SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
                                          ------    --------    ------    --------    ------    --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Outstanding, beginning of year..........   4,951     $18.38      4,542     $14.09     2,753      $ 8.35
Granted.................................   1,888      35.52      1,458      22.35     2,517       17.55
Exercised...............................    (181)     10.10     (1,034)      5.17      (604)       2.72
Forfeited...............................    (452)     29.67        (15)     17.36      (124)      12.31
                                           -----     ------     ------     ------     -----      ------
Outstanding, end of year................   6,206      22.81      4,951     $18.38     4,542      $14.09
                                           =====     ======     ======     ======     =====      ======
Options exercisable at year end.........   2,334                 1,884                  946
Weighted average fair value of options
  granted during the year...............             $12.37                $ 8.41

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                  OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                  ---------------------------------------------------     ---------------------------------
   RANGE OF           NUMBER         WEIGHTED AVG.                            NUMBER
   EXERCISE        OUTSTANDING         REMAINING       WEIGHTED AVG.       EXERCISABLE       WEIGHTED AVG.
    PRICE          AT 12/31/96       CONTRACT LIFE     EXERCISE PRICE      AT 12/31/96       EXERCISE PRICE
--------------    --------------     -------------     --------------     --------------     --------------
                  (IN THOUSANDS)                                          (IN THOUSANDS)
Less than $10            150           6 years             $ 5.20                150             $ 5.20
   $10-$14               567           7                    11.59                407              10.54
   $15-$19             2,931           8                    18.66              1,486              17.93
   $20-$26             1,455           9                    22.94                291              22.89
   $32-$42             1,103           9                    41.81                --                 --
                                       -------
                       -----                               ------              -----             ------
                       6,206           8 years             $22.81              2,334             $16.65
                       =====           =======             ======              =====             ======

                       HEALTHSOURCE, INC. & SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The Company applies APB Opinion 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for these plans. Had compensation cost for these plans been determined based upon fair value at the date of grant in accordance with FAS 123, the Company's net income and earnings per share would have been as follows:

                                                                       1996        1995
                                                                     --------     -------
                                                                        (IN THOUSANDS)
     Net income (loss)
          As Reported..............................................  $ (3,940)    $56,271
          Proforma.................................................   (11,532)     54,780
     Earnings (loss) per share
          As Reported..............................................  $  (0.08)    $  0.81
          Proforma.................................................     (0.20)       0.79

     The proforma effect on net income for 1996 and 1995 is not representative of the proforma effect on net income in future years because it does not take into effect proforma compensation expense related to grants made prior to 1995.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                      1996         1995
                                                                    --------     ---------
     Risk-free Interest Rate......................................      6.0%          6.9%
     Expected Lives                                                  5 years     5.7 years
     Volatility...................................................     36.8%         33.1%
     Dividend Yield...............................................       N/A           N/A

12.  CONCENTRATIONS OF CREDIT RISK

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of investments in marketable securities, premiums and administrative fees receivable, self-insured claims payment receivables, and hospital settlement receivables. The Company's investments in marketable securities are managed by internal and external investment managers within the guidelines established by the Board of Directors, which, as a matter of policy, limit the amounts which may be invested in any one issuer. Concentrations of credit risk with respect to premiums and other receivables and hospital settlements receivable are limited due to the large number of employer groups and hospital providers comprising the Company's customer base and provider networks, respectively. Additionally, the Company has a right of offset with respect to amounts due from and to the hospitals. As of December 31, 1996, management believes that the Company had no significant concentrations of credit risk.

13.  OTHER CHARGES

     During 1996, the operating results of the Company included $53.4 million in pre-tax non-recurring charges. Of the total, $11.2 million resulted from restructuring charges which included severance, lease buyouts, and other personnel reduction related charges related to the consolidation and realignment of certain Company operations. In addition, the Company recorded a non-recurring charge of approximately $38 million on a pre-tax basis to cover costs of lower than expected conversion of self-insured lives to HMO membership and estimated costs of investments in certain long-term strategic alliances to provide assistance to hospitals for network start-up inefficiencies. The remaining charges relate to the write-down of certain intangible assets in accordance with FAS 121 which the Company believes were impaired at December 31, 1996.

                       HEALTHSOURCE, INC. & SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

14.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table presents selected quarterly financial information for each of the four quarters of 1996 and 1995. Such information includes all adjustments the Company considers necessary for a fair presentation thereof.

                                                   FIRST        SECOND       THIRD        FOURTH
                                                  --------     --------     --------     --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996
Revenue.........................................  $419,092     $430,120     $426,414     $438,337
Operating income (loss).........................    19,896        7,685       (7,253)     (36,610)
Net income (loss)...............................    15,562        6,498       (3,399)     (22,601)
Net income (loss) per share.....................      0.22         0.10        (0.05)       (0.35)

1995
Revenue.........................................  $208,107     $286,744     $328,211     $343,635
Operating income................................    14,057       15,942       18,853       22,766
Net income......................................    11,771       13,622       15,023       15,855
Net income per share............................      0.19         0.20         0.21         0.22

     The sum of the above quarterly amounts may not equal reported year to date amounts due to rounding.

     Operating results for the last three quarters of 1996 were impacted by premium yield decreases coupled with higher than expected health care costs. Additionally, results for the third and fourth quarters reflect the impact of other changes. See Note 13.

15.  SUBSEQUENT EVENT

     On February 28, 1997, the Company announced that it had entered into a definitive merger agreement under which CIGNA Corporation has agreed to acquire the Company. Pursuant to the agreement, CIGNA has commenced a tender offer for any and all outstanding Company shares at a price of $21.75 per share in cash. Following consummation of the tender offer, the Company will merge with a subsidiary of CIGNA under which all remaining Company shareholders will receive the same per share price. As a result of the merger, the holders of the Company's convertible subordinated notes will have the right to require the Company to repurchase the notes at a purchase price in cash in an amount equal to 101% of the principal amount plus accrued interest. In connection with such repurchase, CIGNA has agreed to contribute to the Company an amount in cash necessary to repurchase all such notes.

                                    OFFICERS

Norman C. Payson, M.D.          Charles M. Schneider            Richard B. Salmon, M.D., Ph.D.
President and Chief Executive   Executive Vice President and    Senior Vice President for
Officer                         Chief Operating Officer         Medical Affairs

Joseph M. Zubretsky             Francis G. Middleton, M.D.      Robert Chin
Chief Financial Officer         President and Chief Executive   Chief Information Officer
                                Officer, Healthsource South
                                Carolina, Inc. and President,
                                Healthsource South, Inc.

                                   DIRECTORS

Merwyn Bagan, M.D., M.P.H.      Robert S. Cathcart, III, M.D.   Robert A. Leipold, M.D.
Chairman of the Board           General Surgeon, Surgical       President, Healthsource New
Neurosurgeon, Retired           Associates of Charleston,       Hampshire, Inc., Shareholder,
                                South Carolina, Professional    Garrison Medical Professional
                                Association                     Association

Paul D. Baron, M.D.             J. Harold Chandler              Francis G. Middleton, M.D.
Director, Pathways              President and Chief Executive   President and Chief Executive
Professional Association        Officer, Provident Companies,   Officer, Healthsource South
                                Inc.                            Carolina, Inc.; President,
                                                                Healthsource South, Inc.

Robert H. Bilbro, M.D.          Daniel F. Eubank, M.D.          Norman C. Payson, M.D.
President and Chairman of the   Director of Residency Program,  President and Chief Executive
Board, Healthsource Health      Concord Hospital (NH)           Officer
Plan, Inc.; Shareholder,
Raleigh Medical Group,
Professional Association
                                                                David W. Schall, M.D.
                                                                Chairman of the Board and
                                                                President, Healthsource Maine,
                                                                Inc.; President, Chief
                                                                Executive Officer, Chief
                                                                Operating Officer and
                                                                Director, Bowdoin Medical
                                                                Group

                             CORPORATE INFORMATION

                            Corporate Headquarters:
                               Healthsource, Inc.
                             Two College Park Drive
                            Hooksett, NH 03106-1636
                                 (603) 268-7000

                            SHAREHOLDER INFORMATION


Legal Counsel:                       Certified Public Accountants:         Transfer Agent:
Sheehan Phinney Bass + Green,        Deloitte & Touche LLP                 The Bank of New York
Professional Association             125 Summer Street                     101 Barclay Street
1000 Elm Street                      Boston, MA 02110                      New York, NY 10286
Manchester, NH 03101                 (617) 261-8000                        (800) 524-4458
(603) 668-0300

STOCK MARKET DATA

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "HS." The approximate number of holders of record of the Company's Common Stock as of March 24, 1997 was 2,260 . This number does not reflect the number of persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

     The following table shows the range of high and low closing sales prices for the Company's Common Stock as reported on the New York Stock Exchange Corporate Tape for the calendar periods indicated. The prices have been restated to reflect the effect of a two-for-one stock split effective December 15, 1995.

          1995                                                         HIGH      LOW
          ----                                                         -----    -----
          First Quarter..............................................  23 5/8   19 1/4
          Second Quarter.............................................  23       15 1/8
          Third Quarter..............................................  24 1/2   17 1/4
          Fourth Quarter.............................................  36       21

          1996                                                         HIGH      LOW
          ----                                                         -----    -----
          First Quarter..............................................  40 1/8   29 1/4
          Second Quarter.............................................  40       17 3/8
          Third Quarter..............................................  17 3/4   11
          Fourth Quarter.............................................  14 3/4   10 7/8

DIVIDEND POLICY

     The Company has not paid cash dividends since its inception and does not expect to pay cash dividends on its Common Stock in the foreseeable future. The payment of cash dividends by the Company is subject to contractual restrictions under its $200 million revolving credit facility with Chase Manhattan Bank and a syndicate of other banks.

FORM 10-K AND OTHER REPORTS.

     THE COMPANY HAS FILED AN ANNUAL REPORT ON FORM 10-K FOR ITS MOST RECENT FISCAL YEAR WITH THE SECURITIES AND EXCHANGE COMMISSION. COPIES OF THE FORM 10-K, AND QUARTERLY REPORTS ON FORM 10-Q, MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST TO:

                       TRACEY TURNER
                       VICE PRESIDENT-CORPORATE COMMUNICATIONS
                       HEALTHSOURCE, INC.
                       TWO COLLEGE PARK DRIVE
                       HOOKSETT, NH 03106